UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

I.	General Identifying Information

1.	Reason fund is applying to deregister:

☐	Merger

☒	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete the verification at the end of the form.)

☐	Election of status as a Business Development Company

2.	Name of fund: EnTrustPermal Hedge Strategies Portfolio

3.	Securities and Exchange Commission File No.: 811-22850

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒    Initial Application             ☐    Amendment

5.	Address of Principal Executive Office (include No., Street, City, State, Zip Code):

620 Eighth Avenue

New York, NY 10018

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

George P. Hoyt, Esq.

Legg Mason & Co., LLC

100 First Stamford Place

Stamford, CT 06902

(203) 703-7026

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

The Bank of New York Mellon

One Wall Street

New York, NY 10286

8.	Classification of fund (check only one):

☒ Management company;

☐ Unit investment trust; or

☐ Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐ Open-end ☒ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Legg Mason Partners Fund Advisor, LLC

620 Eighth Avenue

New York, NY 10018

EnTrustPermal Management LLC

375 Park Avenue

24th Floor

New York, NY 10152

Permal Asset Management LLC

900 Third Avenue

New York, NY 10022

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

None.

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es): N/A

(b)	Trustee’s name(s) and address(es): N/A

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐    Yes             ☒    No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a	)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes ☐ No

If Yes, state the date on which the board vote took place: May 11, 2017

If No, explain:

	(b	)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes ☒ No

If Yes, state the date on which the shareholder vote took place:

   If No, explain: The Fund is not required to obtain shareholder approval of the Liquidation pursuant to its Declaration of Trust.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒    Yes             ☐    No

(a) If Yes, list the date(s) on which the fund made those distributions: November 28, 2017

(b) Were the distributions made on the basis of net assets?

☒ Yes ☐ No

(c) Were the distributions made pro rata based on share ownership?

☒ Yes ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only:
Were any distributions to shareholders made in kind?

☐ Yes ☒ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐ Yes ☒ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☐ Yes ☒ No

If No,

(a) How many shareholders does the fund have as of the date this form is filed? 1

(b) Describe the relationship of each remaining shareholder to the fund: Legg Mason Inc. (“Legg Mason”) is the sole remaining shareholder of the Fund and is an affiliate of the Fund.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☒ Yes ☐ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders: As part of the Liquidation, the Fund will redeem its interests in its remaining hedge funds investments and distribute cash to Legg Mason as those interests are redeemed.

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

☒ Yes ☐ No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

Investment	Fair Value as of October 31, 2017
Apollo Strategic Value Offshore Fund, Ltd.	$2,360
Axar Offshore Fund, Ltd.	$2,013,260
Canyon Balanced Fund (Cayman), Ltd.	$1,571,218
Empyrean Capital Overseas Fund, Ltd.	$1,658,098
Fortelus Special Situations Fund, Ltd.	$217,694
H Offshore Fund, Ltd.	$792,048
LibreMax Offshore Fund Ltd.	$165,947
Monarch Debt Recovery Fund, Ltd.	$1,856,882
Palomino Fund, Ltd.	$941,460
Reef Road Fund Ltd.	$1,229,370
River Birch International, Ltd.	$1,230,245
Shenkman Energy Opportunity Fund Ltd.	$401,332
Standard General Offshore Fund, Ltd.	$2,066,212
Stone Lion Fund, Ltd.	$37,325

(b) Why has the fund retained the remaining assets? As noted above in response to Question 19, the remaining investments of the Fund are in hedge fund interests. Such interests can only be redeemed at certain time intervals. When such time intervals arise, the Fund will redeem its interests in each hedge fund.

(c) Will the remaining assets be invested in securities?

☒ Yes ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes ☒ No

If Yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

  (i)        Legal expenses: $28,909

  (ii)      Accounting expenses: N/A

  (iii)    Other expenses (list and identify separately): N/A

Filing fees: $3,143

  (iv)    Total expenses (sum of lines (i)-(iii) above): $32,052

(b) How were those expenses allocated? Legg Mason Partners Fund Advisor, LLC, or an affiliate thereof, will bear the expenses of the Liquidation.

(c) Who paid those expenses? Legg Mason Partners Fund Advisor, LLC, or an affiliate thereof, will bear the expenses of the Liquidation.

(d) How did the fund pay for unamortized expenses (if any)?

    N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes ☒No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes ☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

(b) State the Investment Company Act file number of the fund surviving the Merger:

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of EnTrustPermal Hedge Strategies Portfolio, (ii) he or she is the Assistant Secretary of EnTrustPermal Hedge Strategies Portfolio, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

(Signature)

/s/ George P. Hoyt

George P. Hoyt